Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel       : +91 40 4900 2900

Fax      : +91 40 4900 2999

Email  : mail@drreddys.com

www.drreddys.com

May 15, 2024

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub: Intimation under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Schedule of Analyst / Institutional Investor Meetings

This is to inform that the Company’s management will be participating in the following investor conferences with single institution(s)/ investor groups:

Date	Organized by	Meeting mode	Location	Timing
20.05.2024 - 21.05.2024	Macquarie	In person	Singapore	8.30 – 18.00 SGT
22.05.2024 - 23.05.2024	Macquarie	In person	Hong Kong	8.30 – 18.00 HKT

Please note that the schedules of the aforesaid meetings are subject to change due to any exigencies on the part of Investors / Company.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR